Exhibit (a)(5)

Contact:
Rick Rolandi, Chief Financial Officer
Landmark Systems Corporation
(703) 464-1300
rrolandi@landmark.com

FOR IMMEDIATE RELEASE

LANDMARK ANNOUNCES FINANCIAL RESULTS FOR THE

SECOND QUARTER ENDED JUNE 30, 2001

      RESTON, Va. (July 23, 2001) – Landmark Systems Corporation (NASDAQ: LDMK) today announced unaudited financial results for the second quarter and six months ended June 30, 2001.

      Revenues for the second quarter of 2001 increased 20% to $15.8 million from $13.2 million for the same period in 2000. For the first half, revenues increased 20% to $30.9 million as compared to $25.7 million in the prior year. The second quarter of 2001 ended with net income of $1.5 million, or $0.12 per share, as compared to a loss in the prior year’s period of $0.3 million, or $(0.02) per share. Year-to-date net income in 2001 was $2.2 million or $0.18 per share, compared to breakeven in the prior year.

      During the second quarter Landmark reached an agreement with Hitachi Japan to license the source code for our discontinued PerformanceWorks suite of distributed performance management tools. Hitachi plans to use some of the PerformanceWorks code to develop a framework technology of performance management products for the Japanese market. Since Landmark does not usually sell source code, this transaction has been presented below the operating income line; it contributed $0.08 to second quarter earnings on an after tax basis.

      “We are encouraged by the current pace we have been able to achieve, especially in light of economic conditions which appear to have impacted other vendors in our segment. Our newest TMON products for TCP/ IP, USS and IMS are now affording us the opportunity to approach and successfully compete in the larger Tier 1 accounts. Landmark now has a more complete set of performance management tools that are enabling us to add enthusiastic new customers on a global scale,” said Kathy Clark, Landmark’s president & CEO.

      Clark continued, “As part of Landmark’s continued focus on developing niche products for high-growth markets, we have examined IBM’s Websphere and have begun researching and initial planning for the development of a performance management tool for the Websphere/http server. This extends our current investments and expertise in related technologies such as TCP/ IP and MQSeries while further linking Landmark’s long term product strategy with that of IBM.”

      Based on current market conditions, Landmark has established third quarter 2001 guidance of a range of $14.5 to $15.0 million in revenue and EPS of $0.00 to $0.02 on a diluted basis. The Company’s original guidance for 2001 total revenues of $63 million remains unchanged. Landmark is increasing it’s 2001 earnings guidance by $0.08 per share, to a range of $0.31 to $0.33 per share, to reflect the contribution of the Hitachi transaction.

      Landmark also announced that it would offer a voluntary stock option exchange program for its employees. Under the terms of the program, eligible employees will be able to exchange stock options for new non-qualified options at the ratio of two new options for each three options tendered. Executive officers, directors and employees who hold incentive stock options will not be eligible to participate in the program.

      “Landmark grants stock options as part of its compensation program to attract and retain talent, as well as to motivate employees to continue to provide a high level of service to our customers, remain at the forefront of our industry, and grow the company,” said Clark. “Stock options are a key element of a competitive compensation program in our industry where skilled employees continue to be in great demand.”

      The new options are expected to be issued on or after the first business day that is at least six months and one day from the date of cancellation of the tendered options. The exercise price of the new options will be equal to the last reported sale price of Landmark’s common stock on the Nasdaq National Market on the date of the grant. Approximately 1,200,000 options are eligible to be tendered under this program. This program will not subject the Company to variable accounting rules. More complete information concerning this program maybe found in the Schedule TO filed with the Securities and Exchange Commission.

Additional Landmark achievements during the second quarter included:

•	Acquisition of source code for the MQControl product through a non-exclusive license agreement with NasTel Corporation. This source code will be used by Landmark in the development of an integrated solution for monitoring and managing IBM’s family of MQSeries components.

•	Adoption of Landmark TMON for TCP/ IP by Motion Industries, the $2 billion world leader in the distribution of bearings, mechanical and electrical power transmission equipment, fluid power transmission replacement parts, and hose products.

•	Selection by Wachovia Corporation, a major interstate financial holding company, to purchase Landmark’s full suite of performance management products, including Landmark TMON for MVS, CICS, VTAM, USS, IMS, DB2, and MQSeries.

•	The appointment of Marie C. Johns, president of Verizon Washington, D.C., to the Landmark Board of Directors.

      Headquartered in Reston, Virginia, Landmark Systems Corporation provides world-class software solutions and services that help organizations manage their critical information technology systems and solve real systems management problems. Landmark offers a family of products and services including the flagship TMON line that ensures operating systems, applications, databases, middleware, and servers operate as efficiently and effectively as possible. For more information on Landmark and its products and services, visit the company’s Web site at www.landmark.com

      Some of the statements in this news release are forward looking and relate to anticipated future operating results. Future operating results may be impeded by single or combined events and/or circumstances that have not been presently anticipated. Forward-looking statements are based on Landmark management’s current expectations and assumptions, which may be affected by a number of factors, including, without limitation, the significant percentage of sales consummated in the last few days of each calendar quarter making financial predictions difficult and raising a substantial risk of variance in actual results, the risks associated with changes in the Company’s business strategy and focus, possible continued softness in the mainframe enterprise software market, competitive product introductions resulting from rapid technological advances, price competition, any failure or delay in the Company’s ability to develop and introduce new products, uncertainty of customer acceptance of new products, seasonal factors affecting the Company’s sales, the Company’s ability to attract and retain qualified technical, sales, managerial and other key personnel, the Company’s ability to manage expenses effectively, foreign currency risk, and other factors. Therefore, there can be no assurance that actual future results will not differ materially from anticipated results. Readers should refer to Landmark’s disclosure documents filed with the Securities and Exchange Commission for specific details on some of the factors that may affect operating results.

      Landmark Systems Corporation is a registered trademark and TMON is a trademark of Landmark and its subsidiaries in the United States or other countries or both. Any other product and company names mentioned may be trademarks or registered trademarks of their respective holders.

Landmark Systems Corporation

Condensed Consolidated Statements of Operations
Three Months Ended June 30, 2001 and 2000

Quarter to Quarter Comparison

(amounts in thousands, except per-share amounts)

	Q2	Increase	Q2
	2001	(Decrease)	2000

Revenues

License revenues	$6,730	23%	$5,477

Maintenance revenues	9,049	17%	7,711

Total revenues	15,779	20%	13,188
Cost of Revenues

Cost of license revenues	387	(38)%	621

Cost of maintenance revenues	1,459	(12)%	1,656

Amortization of subsidiary acquisition costs	588	5%	561

Total cost of revenues	2,434	(14)%	2,838

Gross profit	13,345	29%	10,350

Operating expenses

Sales and marketing	6,839	18%	5,805

Product research and development	4,026	4%	3,856

General and administrative	2,192	28%	1,715

Total operating expenses	13,057	15%	11,376

Operating income (loss)	288	N/A	(1,026)

License of source code of discontinued products	1,619	N/A	—

Net interest and other income	526	(5)%	552

Income (loss) before taxes	2,433	N/A	(474)

Provision for income taxes	973	N/A	(180)

Net income (loss)	$1,460	N/A	$(294)

Shares used in computing diluted earnings per share	12,444	(6)%	13,243

Diluted earnings per share	$0.12	N/A	$(0.02)

Key Operating Ratios

Gross margin	85%		78%

Operating margin	2%		(8)%

Pre-tax margin	15%		(4)%

Net margin	9%		(2)%

Tax rate	40%		38%

Landmark Systems Corporation

Condensed Consolidated Statements of Operations
Six Months Ended June 30, 2001 and 2000

Year to Date Comparison

(amounts in thousands, except per-share amounts)

	YTD	Increase	YTD
	2001	(Decrease)	2000

Revenues

License revenues	$13,077	32%	$9,917

Maintenance revenues	17,807	13%	15,736

Total revenues	30,884	20%	25,653
Cost of Revenues

Cost of license revenues	838	(4)%	875

Cost of maintenance revenues	2,903	(1)%	2,929

Amortization of subsidiary acquisition costs	1,169	5%	1,113

Total cost of revenues	4,910	—%	4,917

Gross profit	25,974	25%	20,736

Operating expenses

Sales and marketing	13,565	21%	11,242

Product research and development	7,702	3%	7,465

General and administrative	3,831	18%	3,246

Total operating expenses	25,098	14%	21,953

Operating income (loss)	876	N/A	(1,217)

License of source code of discontinued products	1,619	N/A	—

Net interest and other income	1,157	5%	1,100

Income (loss) before taxes	3,652	N/A	(117)

Provision for income taxes	1,461	N/A	(45)

Net income (loss)	$2,191	N/A	$(72)

Shares used in computing diluted earnings per share	12,417	(6)%	13,247

Diluted earnings per share	$0.18	N/A	$(0.01)

Key Operating Ratios

Gross margin	84%		81%

Operating margin	3%		(5)%

Pre-tax margin	12%		—%

Net margin	7%		—%

Tax rate	40%		38%

Landmark Systems Corporation

Condensed Consolidated Balance Sheets
June 30, 2001 and December 31, 2000

(dollar amounts in thousands)

	June	December
	2001	2000

Assets

Current assets:

Cash and cash equivalents	$26,724	$28,079

Accounts receivable, net	8,820	15,399

Unbilled accounts receivable	9,322	9,677

Other current assets	3,459	3,186

Total current assets	48,325	56,341

Unbilled accounts receivable — noncurrent	12,796	8,154

Fixed assets, net	4,892	5,316

Capitalized software costs, net	1,925	504

Other assets	5,822	6,555

Total assets	$73,760	$76,870

Liabilities and Stockholders’ Equity

Current liabilities:

Accounts payable and accrued expenses	$5,701	$7,626

Deferred revenue	18,131	23,552

Other current liabilities	997	323

Total current liabilities	24,829	31,501

Deferred revenue — noncurrent	12,290	10,959

Other liabilities	116	161

Total liabilities	37,235	42,621

Stockholders’ equity	36,525	34,249

Total liabilities and stockholders’ equity	$73,760	$76,870

Key Ratios:

Days sales in receivables	50 days	89 days

Current ratio	1.9X	1.8X

Deferred revenue	30.4m	34.5m

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